

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20150001

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Geoffrey Edwards
Wal-Mart Stores, Inc.
geoffrey.edwards@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2015

Dear Mr. Edwards:

This is in response to your letter dated January 29, 2015 concerning the shareholder proposal submitted to Walmart by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated February 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Louis Malizia
International Brotherhood of Teamsters
lmalizia@teamster.org

March 20, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2015

The proposal asks the board to adopt a policy that, whenever possible, the chairman should be a director who has not previously served as an executive officer of the company and who is "independent" of management, as defined in the proposal.

We are unable to concur in your view that Walmart may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Walmart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 12, 2015

VIA E-MAIL: Shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal submitted to Wal-Mart Stores, Inc. by the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

By letter dated January 29, 2015, Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if Wal-Mart omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Teamsters General Fund (the "Proponent").

The Proposal requests that Wal-Mart adopt a policy that the Board's chairman be an independent director. Wal-Mart claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(3), arguing that the Proposal it impermissibly vague and indefinite so as to be inherently misleading. The Proponent disagrees with the Company's argument for reasons explained below:

The Proposal is not vague or indefinite –

The Company argues unpersuasively and disingenuously that the Proposal is vague because it refers to an external standard for independence. Wal-Mart provides examples where other proposals seeking an independent chairman referenced outside sources for the definition of independence, such as, the Council of Institutional Investors and the New York Stock Exchange listing standards.

The Proposal – however – is distinct from those Wal-Mart references on pages three to five of its letter. See below for a description of each of the citations Wal-Mart includes in its letter:

> *Chevron Corp*. (March 15, 2013) and *McKesson Corp.* (avail. April 17, 2013; *recon. denied* May 31, 2013) – relating to independent chairman and defining independent "according to the definition set forth in the New York Stock Exchange standards."
>
> *The Clorox Co.* (avail. Aug. 13, 2012) – relating to independent chairman and defining independent as "the meaning set forth in the New York Stock Exchange ("NYSE") listing standards."
>
> *Honeywell International, Inc.* (avail. Feb. 3, 2009, *recon. denied* Mar. 10 2009) – relating to independent chairman and defining independence as "the standards set by the Council of Institutional Investors."
>
> *Dell Inc.* (avail. March 30, 2012) – relating to proxy access and defined shareholders eligible to nominate directors as holding 1% of shares for two years and "any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements."
>
> *International Paper Co.* (avail. Feb. 3, 2011) – relating to stock retention and asking for "all practicable steps to adopt this proposal including encouragement and negotiation."

Unlike those cases, which rely on an external standard to define a central element of the proposal, the Proposal puts forth its own definition for defining independence as quoted below:

"For these purposes, a director shall not be considered 'independent' if, during the last three years, he or she –

- was affiliated with a company that was an advisor or consultant to the Company, or a significant customer or supplier of the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;

- had a business relationship with the Company that the Company had to disclose under the Securities and Exchange Commission regulations;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sort described above with any affiliate of the Company; and
- was a spouse, parent, child, sibling or in-law of any person described above."

The Company's letter obscures the thorough definition of independence supplied by the Proponent and focuses on the reference to the Securities and Exchange Commission in the fourth bullet as if it was the only and central defining element provided. Contrary to Wal-Mart's argument, the Proposal is most similar to that in *The Walt Disney Co.* (Dec. 13, 2012) because in both cases the reference to an outside source is "at best a secondary element" as the proponent in *Walt Disney Co.,* wrote. The fourth bullet is only one of numerous relationships included in the independence definition. The reference to disclosure under Commission rules is incidental to the main thrust of the fourth bullet, which is that persons with business relationships with the Company are not considered independent. Shareholders understand what is meant by the term business relationship and how it informs the independence definition.

The Staff has denied no action relief in several cases similar to *Disney* where the proposals sought an independent chairman. These proposals referenced an external standard and included an explanatory phrase and in doing so sufficiently avoided exclusion from the proxy. Specifically, the Staff did not grant no action relief on many proposals that referenced the New York Stock Exchange listing and noted an independent director was one "who had not previously served as an executive officer of the company." (See *PepsiCo, Inc.* (Feb. 2, 2012), *Reliance Steel & Aluminum Company* (Feb. 2, 2012), *Sempra Energy* (Feb. 2, 2012), *General Electric Company (Steiner)* (Jan. 10, 2012, *recon. denied* Feb. 1, 2012); and, *Allegheny Energy, Inc.* (Feb. 12, 2010).

Conclusion:

Finally, it should be noted that a nearly identical proposal was filed with the Company last year and Wal-Mart included it in its proxy statement without argument. Shareholders who voted on the proposal last year certainly would not be confused by identical wording this year.

For the aforementioned reasons, the Proponent believes that the relief sought in Wal-Mart's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at: (202) 624-6930 or by email: lmalizia@teamster.org.

Sincerely,



Louis Malizia, Assistant Director
Capital Strategies Department

LM/mj

cc: Geoffrey W. Edwards, Senior Associate General Counsel, Wal-Mart Stores
Geoffrey.Edwards@walmartlegal.com

Walmart
Save money. Live better.

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479.277.5991
Geoffrey.Edwards@walmartlegal.com

January 29, 2015

VIA E-MAIL *to shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Teamsters General Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") for its 2015 Annual Shareholders' Meeting (the "2015 Annual Meeting") a shareholder proposal (the "Proposal") and statements in support thereof received from Teamsters General Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> **RESOLVED:** The stockholders of Wal-Mart Stores, Inc. (the "Company") ask the board of directors to adopt a policy that, whenever possible, the board chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—
>
> - was affiliated with a company that was an advisor or consultant to the Company, or a significant customer or supplier of the Company;
> - was employed by or had a personal service contract(s) with the Company or its senior management;
> - was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
> - had a business relationship with the Company that the Company had to disclose under the Securities and Exchange Commission regulations;
> - has been employed by a public company at which an executive officer of the Company serves as a director;
> - had a relationship of the sort described above with any affiliate of the Company; and,
> - was a spouse, parent, child, sibling or in-law of any person described above.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal refers to an external set of guidelines for implementing the Proposal but fails to define those guidelines, rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) when it is vague and indefinite so that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Historically, the Staff has concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) that, just like the Proposal, rely upon a reference to a particular set of external guidelines but fail to sufficiently describe or explain the substantive provisions of the external guidelines. *See, e.g., Dell Inc.* (avail. Mar. 30, 2012) (permitting exclusion of a proposal to include certain shareholder-named director nominees in company proxy statements, including any nominee named by "shareholders of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements"); *MEMC Elec. Materials, Inc.* (avail. Mar. 7, 2012) (same); *Chiquita Brands Int'l, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same). *See also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56,4911-2"); *Johnson & Johnson (Gen. Bd. of Pension and Health Benefits of the United Methodist Church et al.)* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations).

In Staff Legal Bulletin 14G (Oct. 16, 2012) ("SLB 14G"), the Staff explained its approach to assessing whether a proposal that contains a reference to an external standard is vague and misleading, addressing specifically the context where a proposal contains a reference to a website:

> In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.
>
> If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite.

The Staff has applied this standard to a number of proposals that—like the Proposal—requested that companies appoint an independent director to serve as Chairman. In *Chevron Corp.* (avail. Mar. 15, 2013), the Staff quoted the first paragraph of the language from SLB 14G set forth above and concurred that a proposal could be excluded under Rule 14a-8(i)(3) because the proposal referred to, but did not explain, the New York Stock Exchange listing standards for determining whether a director qualified as an independent director. Because an understanding of the New York Stock Exchange listing standards' definition of "independent director" was necessary to determine with any reasonable certainty exactly what actions or measures the proposal required, the Staff explained, "[i]n our view, this definition is a central aspect of the proposal." Thus, the Staff concurred in exclusion of the proposal "because the proposal does not provide information about what the New York Stock Exchange's definition of 'independent director' means." *See also McKesson Corp.* (avail. Apr. 17, 2013; *recon. denied* May 31, 2013), in which the Staff stated:

> In evaluating whether a proposal may be excluded on this basis [under Rule 14a-8(i)(3)], we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

As with the precedent cited above, the Proposal references an external standard—"Securities and Exchange Commission regulations"—for determining whether a director qualifies as independent and thus under the Proposal may serve as Chairman. This external standard is critical to an understanding of the Proposal because it determines who qualifies as "'independent' of management" and thus may serve as Board Chairman. This is especially the case given that the external standard is used in several different parts of the Proposal's independence definition. Specifically, a director would not qualify as independent if disclosure was required "under the Securities and Exchange Commission regulations" of a "business relationship" involving (1) the director and the Company, (2) the director and any affiliate of the Company, (3) the director's spouse, parent, child, sibling or in-law and the Company, and (4) the director's spouse, parent, child, sibling or in-law and any affiliate of the Company. *See, e.g.*, *Honeywell Int'l Inc.* (avail. Feb. 3, 2009, *recon. denied* Mar. 10, 2009) (concurring with the exclusion of a proposal urging the appointment of an independent lead director where the second sentence of the proposal added that "[t]he standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director [sic] is a person whose directorship constitutes his or her only connection to the corporation"); *The Clorox Co.* (avail. Aug. 13, 2012) (concurring with the exclusion of a proposal that contained a reference to New York Stock Exchange listing standards in the second sentence); *Dell Inc.* (avail. Mar. 30, 2012) (concurring with the exclusion of a proposal based on a reference to "shareowners [who] satisfy SEC Rule 14a-8(b) eligibility requirements," which was only one of several provisions delineating the scope and operation of this proposal); *International Paper Co.* (avail. Feb. 3, 2011) (concurring with the exclusion of a proposal requesting adoption of a stock retention program due to a vague second paragraph of the proposal stating that the proposal "comprises all practicable steps to adopt the proposal including . . . negotiation with senior executives to request that they relinquish . . . preexisting executive pay rights").

For these reasons, shareholders cannot determine with any reasonable certainty from the information contained in the Proposal and supporting statement when the "Securities and Exchange Commission regulations" will negate the independence of a director. Thus, just as in *Chevron Corp.* and *McKesson Corp.*, the Proposal and its supporting statement do not adequately inform shareholders of the nature and scope of the independence standard that the Proposal seeks to impose upon the Chairman of the Company's Board of Directors, and therefore the Proposal may properly be excluded under Rule 14a-8(i)(3) as vague and indefinite.

Moreover, the Proposal is unlike the shareholder proposal that the Staff found not to be excludable in *The Walt Disney Co.* (avail. Dec. 13, 2012) ("Disney"). The *Disney* proposal requested that the board adopt proxy access for shareholders that had beneficially owned three percent or more of Disney's outstanding common stock continuously for at least three years before submitting a director nomination. The company argued that it could exclude the proposal because a reference to the "rules of the Securities & Exchange Commission" in the proposal's requested notice provision was materially false or misleading. In opposing the company's no-action request, the proponent argued that the key focus of the proposal was the beneficial ownership requirement for proxy access and that the "language that Disney cites [regarding notice] involves what is at best a secondary element . . . ." The Proposal is distinguishable from the *Disney* proposal because the external standard referenced in the Proposal addresses the central aspect, rather than merely a secondary element, of the Proposal. Specifically, the Proposal focuses on the Chairman being a director "who is 'independent' of management" using the specific definition in the Proposal, which relies on shareholders understanding the disclosure requirements under the "Securities and Exchange Commission regulations." As such, shareholders cannot "determine with any reasonable certainty exactly what actions or measures" the Proposal requires, which means that unlike the *Disney* proposal, the Proposal is properly excludable under Rule 14a-8(i)(3). SLB 14B.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Geoffrey.Edwards@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Ken Hall, Teamsters General Fund

Louis Malizia, Teamsters General Fund

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 16, 2014

BY FACSIMILE: 479-277-5991
BY UPS GROUND

Gordon Y. Allison, Esq.
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

I hereby submit the enclosed resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2015 Annual Meeting.

The General Fund has owned 160 shares of Wal-Mart Stores, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: The stockholders of Wal-Mart Stores, Inc. (the "Company"), ask the board of directors to adopt a policy that, whenever possible, the board chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—

- was affiliated with a company that was an advisor or consultant to the Company, or a significant customer or supplier of the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company that the Company had to disclose under the Securities and Exchange Commission regulations;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sort described above with any affiliate of the Company; and,
- was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman.

SUPPORTING STATEMENT:

The Board of Directors, led by its chairman, is responsible for protecting shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's affairs. This oversight can be diminished when the chairman is not independent.

An independent chairman who sets agendas, priorities, and procedures for the board can enhance its oversight and accountability of management and ensure the objective functioning of an effective board. We view the alternative of a lead outside director, even one with a robust set of duties, as adequate only in exceptional circumstances fully disclosed by the board.

Recent developments, including ongoing investigations into bribery and corruption at the Company's subsidiaries in Mexico, China, Brazil, and India; new revelations of accounting fraud at the Company's China operations; a recent ruling by a National Labor Relations Board Administrative Law Judge against the Company for its illegal discipline of employees; and, the NLRB decision to authorize a nationwide complaint against the Company for violations of the National Labor Relations Act, highlight the need for enhanced oversight of Wal-Mart's corporate culture and behavior. A board led by an independent chairman is best positioned to drive such change.

Several respected institutions recommend chair independence. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough;" "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

We urge you to vote FOR this proposal.


amalgamated
bank

December 16, 2014

Mr. Gordon Y. Allison
Vice President & General Counsel
Wal-Mart Stores, Inc.
Corporate Division
702 Southwest 8th Street
Bentonville, AR 72716-0215

RE: Wal-Mart Stores, Inc. - Cusip # 931142103

Dear Mr. Allison:

Amalgamated Bank is the record owner of 160 shares of common stock (the "Shares") of Wal-Mart Stores, Inc, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 9/25/2006 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Maliza

275 Seventh Avenue
New York, NY 10001
amalgamatedbank.com

Walmart
Save money. Live better.

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479 204 6483
Fax 479.277 5991
Geoffrey.Edwards@walmartlegal.com

December 29, 2014

VIA OVERNIGHT MAIL

Louis Malizia
Capital Strategies Department
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

Dear Mr. Malizia:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on December 17, 2014, the shareholder proposal (the "Proposal") that the Teamsters General Fund (the "Fund") submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Shareholders' Meeting.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company is unable to confirm by reference to its stock records that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Fund has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The December 16, 2014 letter from Amalgamated Bank that you provided is insufficient proof that the Fund has satisfied Rule 14a-8's ownership requirements because it does not cover the full one-year period preceding and including December 17, 2014, the date the Proposal was submitted to the Company; instead the Amalgamated Bank letter merely states that the Fund "is the record owner of 160 shares of common stock … of Wal-Mart Stores, Inc." as of the date of the Amalgamated Bank letter (December 16, 2014), and that the Fund "has held the [s]hares continuously since 9/25/2006," rather than for the one-year period preceding and including December 17, 2014, the date the Proposal was submitted to the Company.

To remedy this defect, the Fund must obtain a new proof of ownership letter verifying continuous ownership of the requisite number of Company shares for the one-year period preceding and including December 17, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Fund's shares (usually a broker or a bank) verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including December 17, 2014; or

(2) if the Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Fund continuously held the requisite number of Company shares for the one-year period.

If the Fund intends to demonstrate ownership by submitting a written statement from the "record" holder of the Fund's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Fund can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Fund's broker or bank is a DTC participant, then the Fund needs to submit a written statement from its broker or bank verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including December 17, 2014.

(2) If the Fund's broker or bank is not a DTC participant, then the Fund needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including December 17, 2014. The Fund should be able to find out the identity of the DTC participant by asking its broker or bank. If the Fund's broker is an introducing broker, the Fund may also be able to learn the identity and telephone number of the DTC participant through the Fund's account statements, because the clearing broker identified on the Fund's account statements will generally be a DTC participant. If the DTC participant that holds the Fund's shares is not able to confirm the Fund's individual holdings but is able to confirm the holdings of the Fund's broker or bank, then the Fund needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 17, 2014, the requisite number of Company shares were continuously held: (i) one from the Fund's broker or bank confirming the Fund's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-0215. Alternatively, you may transmit any response by facsimile to me at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact me at (479) 204-6483. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Geoffrey W. Edwards
Senior Associate General Counsel

Enclosures


amalgamated
bank

January 5, 2015

Mr. Gordon Y. Allison
Vice President & General Counsel
Wal-Mart Stores, Inc.
Corporate Division
702 Southwest 8th Street
Bentonville, AR 72716-0215

RE: Wal-Mart Stores, Inc. - Cusip # 931142103

Dear Mr. Allison:

Amalgamated Bank is the record owner of 160 shares of common stock (the "Shares") of Wal-Mart Stores, Inc, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the shares up to and including the one-year period prior to December 17, 2014 with the intention to hold the shares through the date of the Company's 2015 shareholders annual meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Maliza

275 Seventh Avenue
New York, NY 10001
amalgamatedbank.com